SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Notice to the Market

São Paulo, December 16, 2018 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), informs, in addition to the notice to the market disclosed on November 5, 2018, that the Listing Commission of the Advisory Chamber of Issuers and Offerors of the B3 decided, pursuant to and with the reasons indicated in communication attached herein, for the inadmissibility of GOL’s listing on the B3’s Novo Mercado in accordance with the corporate restructuring proposal disclosed in the Notice to the Market dated October 14, 2018.

In view of the decision not to admit GOL’s listing on the B3’s Novo Mercado in the terms originally proposed, as well as the new structuring opportunities now available for the airline industry in Brazil, authorized by means of the Provisional Measure No. 863, published last Thursday, December 13, 2018, which eliminated all restrictions on foreign ownership of the voting stock stock of Brazilian airlines, GOL:

(i)            informs that it is evaluating, in light of (a) the new scenario of the Brazilian airline industry that, in the opinion of management, potentializes value creation for the Company’s shareholders, with the authorization of foreign control of GOL, and (b) the other existing structures on the Brazilian stock exchange, its additional options available for the implementation of the potential merger of Smiles Fidelidade S.A. (B3: SMLS3) (“Smiles” e “Merger”, respectively); and

(ii)           confirms its intention to, once the aforementioned analysis is concluded, go forth with the proceedings seeking the Merger and, consequently,  the negotiation of its terms and conditions with the Independent Smiles Committee, in strict observance of CVM Opinion no. 35.

The Company will keep its shareholders and the market informed as the matter in question develops”.

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 30 million passengers annually. With Brazil’s largest network, GOL offers customers more than 700 daily flights to 69 destinations in 10 countries in South America, Caribbean and the United States. GOLLOG is a leading cargo transportation and logistics business serving more than 3,400 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 14 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide, Headquartered in São Paulo. GOL has a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, with a further 133 Boeing 737 MAX on order, delivering Brazil's top on-time performance and an industry leading 17 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

****

1	GOL Linhas Aéreas Inteligentes S.A.

December 14, 2018
084/2018-PRE

To Mr.
Richard Freeman Lark Jr.
Investors Relations Officer
Gol Linhas Aéreas Inteligentes S.A.

To Mr.
Marcos Antonio Pinheiro Filho
Investors Relations Officer
Smiles Fidelidade S.A.

Re.: Listing of Gol Linhas Aéreas Inteligentes S.A. on Novo Mercado, pursuant to the Material Fact of October 14, 2018

Dear Sirs,

Reference is made to the Material Fact disclosed on October 14, 2018 by Gol Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), a corporation listed on Nível 2 of the Corporate Governance, informing the market, among other matters, the start of the procedures aiming a corporate reorganization of the group, as described below (“Corporate Reorganization”) and, within such scope, the intention to migrate GOL to the Novo Mercado:

* Structure disclosed in the Material Fact.

On October 15, 2018, Smiles Fidelidade S.A. (“SMILES” and, jointly with GOL, the “Companies”), controlled by GOL and listed on the Novo Mercado, disclosed a Material Fact reproducing the same information.

Considering that the intended Corporate Reorganization is related to the construction of several provisions of the Novo Mercado Regulation, of the Regulation for Listing of Issuers and Admission to Trading Securities (“Issuers Regulation”) and of the Issuer Manual, B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in accordance with article 35, item (j), of its Bylaws1, began the assessment of the intended Corporate Reorganization, which would result in the wind-up of SMILES and the migration of GOL to Novo Mercado, taking under consideration the characteristics detailed in the material facts disclosed to the market by the Companies.

1

1. Triggering of the Listing Commission and of the Technical Group for Analysis

In order to assist in the assessment, B3 trigger the Listing Commission of the Câmara Consultiva de Emissores e Estruturadores de Ofertas (“Listing Commission”), pursuant to items 4.1 and 4.2 (iii)2 of the Issuer Manual, as informed to the Companies by means of the Communication 580/2018-DIE, of November 1, 2018.

Upon such triggering, and following the procedures of the Issuers Regulations, an Assessment Group has been organized, composed of members of the Listing Commission, as well as the Technical Group for Analysis (“TGA”), in accordance with item 4.5.4 of the Issuer Manual3 to assist the Assessment Group in its analysis.

After the analysis and discussions within the Assessment Group of the Listing Commission, it was suggested to B3’s President to deny the intended migration of GOL to Novo Mercado pursuant to the information disclosed to the market in the Material Fact, in accordance with item 7.7 of the Issuers Regulation4 and due to the following reasons.

2. Reasons for the Decision

                2.1. One Share, One Vote

The Regulation of Novo Mercado5 provides for the requirement that all shares issued by the companies listed in such segment must be common shares. In addition, as informed, the intended Corporate Reorganization would result in the listing of GOL on Novo Mercado, as a holding, which sole purpose would be the investment in preferred shares issued by Gol Linhas Aéreas S.A. (“GLA”), company that would hold the operations of GOL and SMILES, such as the totality of the common shares issued by GLA would be owned by Fundo de Investimento em Participações Volluto.

2

1 “Article 35. The Company’s CEO has the following powers, additionally to the other attributions established in these Bylaws: (…) (j) take measures and adopt procedures to prevent the realization of operations that may constitute breaches of legal and regulatory rules, compliance with which is a duty of the Company to oversee;”.

2 “4.1 As part of the listing process, admission of securities to the negotiating and migrating to Special Segments or between them, B3 may consult any advisory chambers established by it, with the objective of assist the decision-making process regarding the deferral or rejection of the request for listing or admission of securities to trading.

4.2. In the following cases, B3 may consult the Listing Commission of the Listing Advisory Chamber with the objective of evaluating the and if the Issuer has an adequate profile Special Segment requested: (…) (iii) migration from the Basic Segment to Special Segments or between these last ones.”

3 “4.5.4. The assessment group will be supported by a Technical Group, made up of members of the Board of Regulation of Issuers and Legal Director of B3.”

4 “7.7 The B3 Chief Executive Officer may reject the request for migration when (…) (iii) in its sole discretion, the migration may considered to be harmful to the healthy, fair, regular and efficient functioning of Organized Markets managed by B3, the requirements and principles that base the Special Segments, or the image and reputation of B3, as an Administrative Entity.”

5 “Art. 8 The company must have its capital stock divided exclusively into common shares.”

Keeping GOL as a holding with capital stock fully encompassed of common shares, however with the sole purpose of serving as a vehicle to invest in preferred shares of the operational company, would be a mechanism to breach the main principle related to the concept of article 8 of the Regulation of Novo Mercado (one share, one vote), since the shareholders of GOL, including the shareholders of SMILES that would become owners of GOL’s shares, would not have political rights in the GLA.

It is highlighted that the current owners of SMILES’s common shares – which is currently listed in the Novo Mercado – guaranteeing to them the right to vote in all resolutions at the shareholders meetings of SMILES - , would become owners of common shares of a holding represented by GOL that would be the owner of preferred shares in the operational company (GLA).

Thus, there would be a question of the prevalence of the legal form over the essence, since GOL would be listed in the Novo Mercado only pro forma, without the compliance with one of the essential principles that govern and characterize the segment. This structure is not aligned with the principles that underpin the Novo Mercado segment insofar as it will not ensure the ownership of voting rights to the previous shareholders of SMILES.

2.2 Approval by the majority of the Free Float

The proposed Corporate Reorganization, in respect to the resulting company, does not comply with the objective of art. 46 of the Novo Mercado’s Regulation, since, in the end, neither the holding company nor the operational one resulting from the Corporate Reorganization will be publicly held companies listed in Novo Mercado.

Although the announced Corporate Reorganization involves the merger of SMILES by a company that intends to be listed on Novo Mercado (GOL), SMILES’ activities would be, in fact, developed by GLA, which is closely-held company, in relation to which SMILES’ shareholders would not have any political right, directly or indirectly.

On this perspective, considering that GOL’s listing in Novo Mercado under the proposed terms is not possible, SMILES’ delisting from Novo Mercado would depend, in this context, of the approval of the majority of SMILES’ free float, pursuant to the sole paragraph of article 46 of the Novo Mercado’s Regulation6.

3

6 “Art. 46 In the event of corporate reorganization involving transfer of the company’s shareholder base, the resulting companies must apply for listing on Novo Mercado within 120 (one hundred and twenty) days of the date of the general shareholders meeting that approves the reorganization.

Sole paragraph. If the reorganization involves resulting companies that do not intend to apply for listing on Novo Mercado, this structure must be approved by a majority of the company’s shareholders holding free float shares and present at the general shareholders meeting”.

3. Conclusion

Considering the stated above, pursuant to item 7.7(iii) of the Issuers’ Regulation and article 35, subitem (j), of B3’s Bylaws, the Companies are hereby informed of the inadmissibility of GOL’s listing in Novo Mercado under the terms disclosed in the Material Fact dated 10/14/2018.

Be noted that this communication seeks to (i) mitigate occasional adverse effects eventually caused by the acts that would follow in order to implement the proposed structure; (ii) prevent the consummation of operations that can imply an infringement to the Novo Mercado’s Regulation; and (iii) give GOL and SMILES sufficient time to evaluate alternative structures to reach the objectives sought with the reorganization, including, as informed in the Material Fact dated 10/14/2018.

Additionally, the Companies are hereby informed that this communication was deliberated in B3’s Executive Board, on 12/12/2018, and shall be communicated to B3’s Board of Directors, pursuant to item 7.10 of the Issuers’ Regulation7.

It is stressed that it is not possible to appeal from the decisions taken by B3 Chief Executive Officers, as provided for in item 11.28 of the Issuers’ Regulation.

Finally, the Companies must disclose, until 9h30min of 12/17/2018, by means of the Empresas.Net system, this communication and the reasons that substantiated it, without prejudice of the Companies management’s judgment concerning the necessary procedures regarding CVM Rule No. 358/02 and B3 Issuer’s Manual.

Gilson Finkelsztain
Chief Executive Officer

4

7 “7.10 The denial decision based of item 7.7(iii) shall be object of deliberation in a meeting of B3’s statutory Executive Board, made pursuant to B3’s Bylaws, and communicated to the Board of Directors”.

8 “11.2 The decisions of the Chief Executive Officer made pursuant to this Regulation shall not be appealable”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.